UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________
FORM 11-K

___________________________________________________________
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383

___________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Savings
Plan Employees and Participants therein:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

We have served as the Plan's auditor since 2007.

Milwaukee, Wisconsin
June 18, 2019

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
Investments
Investment in Master Trust, at fair value (Note 3)	$2,413,234,978	$2,765,695,529
Investment in Master Trust, at contract value (Note 3)	399,376,053	413,213,780
Total investment in Master Trust	2,812,611,031	3,178,909,309
Receivables
Notes receivable from participants	19,896,271	19,650,455
Employer contributions	13,575,268	11,607,372
Total receivables	33,471,539	31,257,827
Total assets	2,846,082,570	3,210,167,136
NET ASSETS AVAILABLE FOR BENEFITS	$2,846,082,570	$3,210,167,136
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$3,210,167,136	$2,775,072,004
ADDITIONS:
Income:
Interest in (loss) income of Master Trust	(234,435,939)	528,485,073
Interest on notes receivable from participants	946,431	852,313
Total (loss) income	(233,489,508)	529,337,386
Contributions:
Employer	35,910,574	31,093,782
Employee	91,330,744	81,213,626
Other	2,787	12,069
Total contributions	127,244,105	112,319,477
Total additions	(106,245,403)	641,656,863
DEDUCTIONS:
Payments to participants or beneficiaries	256,259,751	247,584,986
Administrative expenses	2,274,023	2,387,632
Total deductions	258,533,774	249,972,618
NET (DECREASE) INCREASE BEFORE TRANSFERS	(364,779,177)	391,684,245
NET TRANSFERS BETWEEN AFFILIATED PLANS	694,611	43,410,887
NET (DECREASE) INCREASE	(364,084,566)	435,095,132
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,846,082,570	$3,210,167,136
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

a.
General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of lifecycle commingled pools, core investment options and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2018 and 2017 and is specific to the Plan.

b.
Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. Participants have an option to contribute to a traditional pre-tax option, traditional after-tax option, Roth 401(k) after-tax option, or a combination of the three.

Newly hired employees are automatically enrolled at a 3% pre-tax contribution rate after 30 days of employment.
Rockwell Automation previously contributed an amount equal to 50% of the first 6% of base compensation contributed by the participants. Effective July 1, 2018, Rockwell Automation contributes an amount equal to 50% of the first 7% of base compensation contributed by the participants. In 2017, all Rockwell Automation matching contributions were made to the Rockwell Automation Stock Fund. Participants could elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds. Effective January 1, 2018, all matching contributions are directed by the participant's investment elections.
Employees hired after June 30, 2010 are eligible for a non-elective contribution to the Plan. The non-elective contribution is based on age and years of service as of December 31 each year and ranges from 3% to 7% of eligible compensation. The contribution is paid by Rockwell Automation annually, at the end of the first quarter of the following calendar year. These participants are also eligible for the matching contribution as described in the previous paragraph.
The contribution schedule for the non-elective contribution is as follows:

Age + Years of Service	Company Contribution in % of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%

c.
Investment Elections - Participants may contribute to any or all of the funds that are available for investments in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the lifecycle commingled pools, based on the participant’s projected retirement date. Participants can elect to use the investment services of an independent investment advisor (Financial Engines, Inc.). Financial Engines, Inc. offers two services - online advice for no direct fee and professional management for a fee. The professional management option allows Financial Engines, Inc. to direct the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan. Participants can opt out of the Financial Engines, Inc. programs or change their investment options at any time through the Trustee.

d.
Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or losses from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions, non-elective contributions and earnings are 100% vested after the participant has completed three years of vesting service, attains the age of 65 or dies while an employee of Rockwell Automation, as defined in the Plan document.

f.
Notes Receivable From Participants - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time (certain historical loans may have terms in excess of 120 months). Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.
Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2018 and 2017, forfeited nonvested accounts totaled $165,677 and $221,174, respectively. During the years ended December 31, 2018 and 2017, Rockwell Automation’s contributions were reduced by $1,320,555 and $1,416,922, respectively, from forfeited nonvested accounts.

h.
Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

k.	Net transfers - Effective June 30, 2017, the Maverick Technologies 401(k) Retirement Plan was merged into the Plan resulting in net transfers into the Plan of $43,410,887.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Valuation of Investments - Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. Quoted market prices are based on the last reported sales price on the last business day of the year. Securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at bid quotations. In instances where quoted market prices are not available, securities are stated at fair value as determined by independent investment brokerage firms and insurance companies.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.

b.
Notes Receivable From Participants - Notes receivable from participants are valued at their unpaid principal balance plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

c.
Fair Value Measurements - Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

d.
Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

e.	Payment of Benefits - Benefits are recorded when paid.

f.
Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

g.
Recently Issued Accounting Pronouncements - In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pensions Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Master Trust Reporting. The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust. This guidance is effective for fiscal years beginning after December 15, 2018. The adoption of this ASU will not impact the financial statements but will require the master trust disclosures to include the dollar value of the plans interest in each type of investment.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework  - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for investments measured at fair value. This guidance is effective for fiscal years beginning after December 15, 2019.  We are currently evaluating the impact the adoption of this guidance will have on the financial statements and related disclosures.

h.
Subsequent Events – Management has evaluated the impact of all subsequent events through June 18, 2019, the date the Plan’s financial statements were available to be issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	MASTER TRUST
The Plan’s investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans. The plans that participate in the Master Trust as of December 31, 2018 are: the Rockwell Automation Retirement Savings Plan and the Rockwell Automation 1165(e) Plan (collectively, the “Plans”). Effective February 1, 2018, the W Interconnections, Inc. Employee Savings Plan was transferred out of the Master Trust.
The Master Trust investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust are summarized as follows:

	December 31,
	2018	2017
Investments:
Investments, at fair value	$2,417,651,342	$2,784,760,882
Investments, at contract value	399,708,469	416,797,938
Total investments	2,817,359,811	3,201,558,820
Accrued fees	(144,549)	(138,358)
Net assets of the Master Trust	2,817,215,262	3,201,420,462
Less net assets allocated to Rockwell Automation 1165(e) Plan and W Interconnections, Inc. Employee Savings Plan	(4,604,231)	(22,511,153)
Plan's interest in the Master Trust	$2,812,611,031	$3,178,909,309
The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the years ended December 31, 2018 and 2017.
Mutual funds – Valued at the closing price reported on the active market on which the individual funds are traded.
Lifecycle commingled pools – Valued at the net asset value (“NAV”) as determined by the custodian of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of units outstanding. The investment objective of these funds is to match performance of the appropriate custom target date fund index.
Brokerage accounts – Consist primarily of equity and fixed income investments valued at the most recent closing price reported on the market on which the individual securities are traded.
Separate account funds; Rockwell Automation Stock Fund – Valued at the NAV of shares held at year end based on the fair value of the underlying investments, primarily Rockwell Automation common stock and short-term investments. The fund seeks to increase value of the participant investments over the long-term by investing in Rockwell Automation common stock. Short-term investments provide needed liquidity to the fund.
Separate account funds; Other – Valued at the NAV of shares held at year end based on the fair value of the underlying investments. The objective of these funds is to provide long-term capital growth and current income (Diversified Fund) and to outperform the benchmark Russell 2500 Index over the long-term (Small & Mid Cap Equity fund).
Common collective trusts – Valued at the NAV, as reported by the fund manager, based on the fair value of the underlying investments.  The investment objective of the funds is to match the performance, adjusted for investment fees, of the S&P 500 Index (Northern Trust S&P 500 Index Fund), Barclays Capital US Aggregate Bond Index (Northern Trust Collective Aggregate Index Bond Fund), and Morgan Stanley All Country World ex-US Investable Market Index (Northern Trust ACWI ex-US Investable Market Fund).
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$14,260,881	$—	$—	$14,260,881
Common stocks	20,894,389	—	—	20,894,389
Mutual funds	34,348,755	—	—	34,348,755
Other	13,536,131	—	—	13,536,131
Total assets in the fair value hierarchy	$83,040,156	$—	$—	83,040,156
Investments measured at NAV (a)				2,334,611,186
Investments at fair value				$2,417,651,342

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$12,971,051	$—	$—	$12,971,051
Common stocks	21,936,106	—	—	21,936,106
Mutual funds	37,969,701	—	—	37,969,701
Other	14,331,798	—	—	14,331,798
Total assets in the fair value hierarchy	$87,208,656	$—	$—	87,208,656
Investments measured at NAV (a)				2,697,552,226
Investments at fair value				$2,784,760,882
(a) In accordance with ASC Subtopic 820-10, certain investments that were measured at the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the financial statements.
The following tables summarize the Master Trust's investments for which fair value is measured using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$803,841,748	N/A	Daily	0-30 days
Lifecycle commingled pools	733,030,133	N/A	Daily	15 days
Common collective trusts	797,739,305	N/A	Daily	0-90 days
Total investments measured at NAV	$2,334,611,186

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Separate account funds	$1,027,640,405	N/A	Daily	0-30 days
Lifecycle commingled pools	794,970,185	N/A	Daily	15 days
Common collective trusts	874,941,636	N/A	Daily	30-90 days
Total investments measured at NAV	$2,697,552,226

The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in money market investments and synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Master Trust. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of synthetic investment contracts held by the Master Trust was $399,708,469 and $416,797,938 as of December 31, 2018 and 2017, respectively. The Master Trust does not invest in traditional investment contracts.
The synthetic investment contracts held by the Master Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Master Trust’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events limit the ability of the participating plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plans' documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The management of the Master Trust does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (i) an uncured violation of the Plan’s investment guidelines; (ii) a breach of material obligation under the contract; (iii) a material misrepresentation; or (iv) a material amendment to the agreements without the consent of the issuer.

The Plan’s interest in the Stable Value Fund was approximately 99% at December 31, 2018 and 2017.

The net investment (loss) income of the Master Trust is summarized as follows:

	Year Ended December 31,
	2018	2017
Interest	$8,687,654	$10,606,485
Dividends	10,491,312	7,126,463
Net (depreciation) appreciation in fair value of investments:	(253,537,331)	513,964,500
Investment (loss) income of the Master Trust	(234,358,365)	531,697,448
Less income allocated to Rockwell Automation 1165(e) Plan and W Interconnections, Inc. Employee Savings Plan	(77,574)	(3,212,375)
Plan's (loss) income in the Master Trust	$(234,435,939)	$528,485,073
The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 99% at December 31, 2018 and 2017. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized disproportionately less net (depreciation) appreciation in 2018 and 2017.

The Master Trust holds certain investments that represent 10% or more of net assets. As of December 31, 2018 and 2017, the Master Trust held four of such investments totaling $1,519,147,755 and $1,767,053,901, respectively.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS
Prior to January 1, 2018, Company matching contributions were directed to the Rockwell Automation Stock Fund. Effective January 1, 2018, Company matching contributions are directed by plan participants. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund is as follows:

Year Ended December 31,
2017
Net Assets, Beginning of Year *	$231,507,068
Changes in net assets:
Contributions	20,668,262
Dividends	4,965,450
Net appreciation in fair value	98,936,108
Benefits paid to participants	(16,439,566)
Administrative expenses	(18,679)
Transfers	(41,252,156)
Adjustments	(270)
Total changes in net assets	66,859,149
Net Assets, End of Year *	$298,366,217

*	These net assets are included in the Rockwell Automation Stock Fund in the Master Trust.

5.	TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed Rockwell Automation by letter dated April 25, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	RELATED-PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds, lifecycle funds, and a money market fund managed by the Trustee. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2018 and 2017, the Master Trust held 1,985,314 and 2,164,590 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $76,130,490 and $81,307,534, respectively, and a fair value of $298,750,051 and $425,017,247, respectively.
During 2018 and 2017, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible plan participants’ accounts totaled $7,509,671 and $7,115,175, respectively.
The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions. As of December 31, 2018 and 2017, notes receivable from participants totaled $19,896,271 and $19,650,455, respectively.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2018
EIN 25-1797617
PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value
*	Fidelity Management Trust Company	Rockwell Automation, Inc. Defined Contribution Master Trust	$2,414,748,278	$2,812,611,031
*	Various participants	Loans from participants; rates ranging between 4.25% and 6.25%, due 2019 to 2033	—	19,896,271
	Total assets (held at end of year)		$2,414,748,278	$2,832,507,302

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

By	/s/ Teresa E. Carpenter
Teresa E. Carpenter
Plan Administrator
Date: June 18, 2019

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements No. 333-184400 and 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 18, 2019, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for the year ended December 31, 2018.
/s/ BAKER TILLY VIRCHOW KRAUSE, LLP
Milwaukee, Wisconsin
June 18, 2019